Item 26. Exhibit (d) iii.

Accelerated Benefits For

Terminal Illness Rider

This rider provides that an accelerated death benefit payment may be made under the Certificate. We discuss this rider, and the rules that apply to it, in the provisions that follow.

Benefits payable under this rider may be taxable. The Owner should seek tax advice prior to requesting an accelerated death benefit payment.

An accelerated death benefit payment will not be allowed if the Owner is required to request the payment by any third party (including any creditor, governmental agency, trustee in bankruptcy, or any other person) or as the result of a court order.

This rider does not provide for long-term care insurance or for nursing-home care insurance.

Rider Part Of The Certificate

This rider is issued and made a part of the Certificate as of the Certificate Issue Date shown in the Certificate Specifications.

Capitalized terms not defined in this rider shall have the meanings ascribed to them in the Certificate. The Certificate’s provisions apply to this rider. To the extent provisions contained in this rider are contrary to or inconsistent with provisions of the Certificate, the provisions of this rider will control with respect to this rider.

Benefit

Subject to the terms of this rider, an accelerated benefit will be paid to the Owner upon request once we receive proof that the Insured has a terminal illness.

Accelerated Benefit Payment

In this section we discuss payment of the accelerated death benefit and the amounts used in determining the amount of the payment.

Eligible Amount

The Eligible Amount is the amount of death benefit under the Certificate that can be considered for acceleration. It will be determined as of the Acceleration Date. This amount is equal to the death benefit payable upon the death of the Insured under the Certificate.

The Eligible Amount does not include:

•	The amount of any insurance provided under the Certificate, or any rider attached thereto, on the life of someone other than the Insured; and
•	The amount of benefit under any accidental death benefit rider.

EGLABR-2015                                                              1

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Amount To Be Accelerated

Subject to the terms of this rider, the Owner may accelerate any portion of the Eligible Amount up to the maximum limit. The maximum amount to be accelerated is equal to the lesser of:

•	75% of the Eligible Amount; or
•	$250,000 minus the total amount accelerated under all other policies issued on the life of the Insured by us and any of our affiliates.

We reserve the right to impose a minimum threshold on the amount to be accelerated; if we do so, this threshold will not exceed $25,000.

Amount of Payment

The amount of payment under this rider will be computed based on the amount to be accelerated less a fee of not more than $250, and less any unpaid premium amount needed to avoid Certificate termination under the Grace Period and Termination section of the Certificate.

If required, a detailed statement of the method we use to compute the amount of the accelerated benefit payment has been filed with the insurance department of the state where the rider was delivered.

How We Pay

Payment of the accelerated benefit will be made to the Owner in a lump sum. However, we will not make the payment if we first receive due proof of the Insured’s death; in this case, we will instead pay the death benefit as if no request had been received under this rider. Payment of the accelerated benefit will be made only once.

Effect On Certificate

After the accelerated benefit payment is made, the Certificate will remain in force. Premiums and charges will continue in accordance with the Certificate provisions.

A lien will be established against the Certificate. The amount of the lien will be equal to the amount paid under this rider. Interest will not be charged on the lien. The Owner may not repay all or any portion of the lien. The amount of the lien will be deducted from the amount of payment under the Certificate upon the death of the Insured.

Other Definitions and Requirements

Acceleration Date

The Acceleration Date is the first date on which all the requirements for acceleration, except any examination of the Insured by a physician of our choice that we may require, have been met. Our right to require this examination is discussed in the Proof Of Terminal Illness provision below.

EGLABR-2015                                                              2

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Requirements For Acceleration

Before the accelerated death benefit can be paid, all of the following requirements must be met:

1.	We must receive at our Administrative Office:

a.	The Owner’s Written Request for payment of an accelerated death benefit under the Certificate;
b.	The Insured’s written authorization to release medical records to us; and
c.	The written consent to this request of any assignee and any Irrevocable Beneficiary under the Certificate.

2.	We must receive proof, satisfactory to us, that the Insured has a terminal illness.

Terminal Illness

As used in this rider, “terminal illness” is a medical condition that:

•	Is first diagnosed by a legally qualified physician after the Certificate Date; and
•	With reasonable medical certainty, will result in the death of the Insured within 12 months after the date diagnosed; and
•	Is not curable by any means available to the medical profession.

Proof Of Terminal Illness

Proof of terminal illness is written certification, satisfactory to us, that a legally qualified physician has diagnosed the Insured as having a terminal illness. To establish this proof, we reserve the right to require that the diagnosis be confirmed with examination of the Insured, at our expense, by a physician of our choice. This examination may include x-rays, blood tests, and other procedures that are reasonable and necessary to determine whether the Insured has a terminal illness. To be acceptable to us, this examination must be completed within 90 days after the date we notify the Owner of this requirement.

Legally Qualified Physician

As used in this rider, a “legally qualified physician” is a person who is licensed by the state in which he or she practices to give advice or treatment for the terminal illness and who is acting within the scope of that license. A legally qualified physician must be someone other than the Owner or the Insured, or a spouse, mother-in-law, father-in-law, step-parent, or natural or adoptive brother, sister, parent, grandparent, or child of the Owner or the Insured.

Contestability

This rider will be contestable on the same basis as the Certificate during the lifetime of the Insured for two years from the Certificate Issue Date.

EGLABR-2015                                                               3

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Termination Of This Rider

This rider will end automatically on the date:

1.	An accelerated benefit payment is made; or

2.	The Certificate terminates for any reason; or

3.	If applicable, any Overloan Protection Rider to this Certificate is exercised; or

4.	Two years before the Paid-Up Certificate Date.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

/s/ Roger W. Crandall	/s/ Pia Flanagan

President	Secretary

EGLABR-2015                                                              4